

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 10, 2015

Mark A. Pytosh
Chief Executive Officer
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 1, 2015**
> **File No. 333-206982**

Dear Mr. Pytosh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2015 letter.

Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2015, page 133

1. We note your response to our prior comment 5 that holders of the Second Lien Notes ("Notes") are not required to sell the Notes; however, you are required to offer to repurchase all outstanding Second Lien Notes. Therefore, the Notes become payable upon consummation of the transaction, which otherwise mature in 2021.   In this regard, non-current classification of the debt obligation does not appear appropriate in light of the change in control provision effective upon completion of the merger. Please advise or revise your pro forma presentation accordingly.

You may contact Amy Geddes at (202) 551-3304 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: E. Ramey Layne, Esq.